Exhibit 99.1

Himax to Present at the 2008 Morgan Stanley Technology Conference

Tainan, Taiwan, February 11, 2008 - Himax Technologies, Inc. (the Company) (Nasdaq: HIMX) announced today that the Company is scheduled to present at the 2008 Morgan Stanley Technology Conference in Dana Point, California.  Jordan Wu, President and Chief Executive Officer, will be presenting.

Place:        St. Regis Resort Monarch Beach, Dana Point, California
Time:         3.55 p.m., Monday, March 3, 2008 in California
6:55 p.m., Monday, March 3, 2008 in New York
7:55 a.m., Tuesday, March 4, 2008 in Taipei

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include television semiconductor solutions, as well as LCOS products  Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko/Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. Joseph Villalta The Ruth Group 646-536-7003 jvillalta@theruthgroup.com

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